Exhibit 99.1

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	June 30,
	2017	2017
	Unaudited – As reported	Unaudited – Proforma (1)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,461	$1,861
Restricted cash	416	416
Restricted marketable securities	-	-
Trade receivables, net	2,907	2,907
Other accounts receivable and prepaid expenses	477	477

Total current assets	5,261	5,661

LONG-TERM ASSETS:
Severance pay fund	804	804

PROPERTY AND EQUIPMENT, NET	191	191

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	52	52

Total other assets	3,531	3,531

Total assets	$9,787	$10,187

 _______________________

(1) As adjusted to reflect the conversion of approximately $1.2 million of debt held by former Vexigo shareholders into warrants and the sale of 602,409 ordinary shares at $0.664 per share, and the receipt of $400,000 in proceeds, both in August 2017.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	June 30,
	2017	2017
	Unaudited – As reported	Unaudited – Proforma (1)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,844	$2,844
Deferred revenues	1,638	1,638
Accrued expenses and other liabilities	1,740	1,740
Liabilities related to Vexigo acquisition	1,216	-
Liabilities of discontinued operations	132	132

Total current liabilities	7,570	6,354

LONG-TERM LIABILITIES
Accrued severance pay	1,024	1,024
Deferred tax liability	166	166

Total long-term liabilities	1,190	1,190

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	24	26
Additional paid-in capital	26,539	28,153
Treasury shares	(29)	(29)
Accumulated other comprehensive income	5	5
Accumulated deficit	(25,512)	(25,512)

Total shareholders' equity	1,027	2,643

Total liabilities and shareholders' equity	$9,787	$10,187

_______________________

(1) As adjusted to reflect the conversion of approximately $1.2 million of debt held by former Vexigo shareholders into warrants and the sale of 602,409 ordinary shares at $0.664 per share, and the receipt of $400,000 in proceeds, both in August 2017.